Exhibit 99.1

Yatra Online, Inc. Warrants Approved to Trade on OTCQX® Best Market under Ticker Symbol “YTROF”

NEW YORK and Gurgaon, India, December 30, 2016 /PRNewswire/

Yatra Online, Inc. (NASDAQ: YTRA), one of the fastest growing consumer travel platforms and the second largest online travel agency in India, today announced that the Company’s warrants have been approved to trade on the OTCQX® Best Market (“OTCQX”). Yatra’s warrants will commence trading on OTCQX under the ticker symbol “YTROF” on December 30, 2016.

Yatra’s common stock commenced trading on the NASDAQ Stock Market on December 19, 2016.

Dhruv Shringi, Yatra’s Co-Founder and Chief Executive Officer, said, “Over the course of the past decade, Yatra has established itself as one of the leading brands and companies in the Indian Internet and e-commerce space. Listing Yatra’s shares and warrants is an important part of our growth strategy. We appreciate the opportunity to provide our warrant holders access to an efficient and liquid market on the OTCQX.”

About Yatra

Yatra was founded in 2006 by venture capital firms and experienced travel industry and technology executives. Yatra is a leading consolidator of travel products. Yatra has India's largest hotel network of 61,000 hotels. With more than four million customers, Yatra has emerged as the most trusted e-commerce travel brand in India, as ranked by The Economic Times. To further accelerate its growth, Yatra has entered into a strategic relationship with an affiliate of Reliance Industries Limited, one of India's largest conglomerates, in which Yatra's mobile app will be pre-installed on up to 35 million Reliance Jio LYF smartphones over the course of the next 36 months as Reliance launches one of India's largest 4G mobile networks.

About The OTCQX® Best Market

The OTCQX® Best Market is designed for investor-focused U.S. and international companies that meet high financial standards. OTCQX includes over 400 world-class companies (ranging from global blue-chips to U.S. high growth) with a combined total market capitalization of $1.47 trillion and $41.8 billion in annual dollar volume.

Safe Harbor Language

This press release contains forward-looking statements. Without limitation, any statements preceded or followed by or that include the words "targets," "plans," "believes," "expects," "intends," "will," "likely," "may," "anticipates," "estimates," "projects," "should," "would," "expect," "positioned," "strategy," "future," or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. Such forward-looking statements include risks and uncertainties, and there are important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These factors, risks and uncertainties are discussed in the Company's reports filed with the U.S. Securities and Exchange Commission. Investors should not place any undue reliance on forward-looking statements since they involve known and unknown, uncertainties and other factors which are, in some cases, beyond the Company's control which could, and likely will, materially affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects the Company's current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to operations, results of operations, growth strategy and liquidity. The Company assumes no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Contacts:

Saumya Bhushan

Avian Media

+91-9910353007

SOURCE: Yatra USA Corp. (f/k/a Terrapin 3 Acquisition Corporation)